Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

VODAFONE GROUP PUBLIC LIMITED COMPANY LAUNCHES ANY AND ALL CASH TENDER OFFERS AND ISSUES CONCURRENT REDEMPTION NOTICE

(Newbury, Berkshire — England) — June 12, 2019 - Vodafone Group Plc (“Vodafone” or the “Company”) announces the launch of its offers to purchase for cash (the “Offers”) any and all of its 4.375% Notes due 2021 (the “2021 Notes”), 2.50% Notes due 2022 (the “2022 Notes”) and 2.950% Notes due 2023 (the “2023 Notes”, and together with the 2021 Notes and 2022 Notes, the “Notes”) on the terms of, and subject to the conditions set forth in the offer to purchase dated June 12, 2019, (the “Offer to Purchase”). Concurrently with the launch of the Offers, the Company is issuing a notice of redemption in respect of any 2021 Notes not purchased by the Company in the Offers. Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, the Offers. Copies of the Offer to Purchase and the Notice of Guaranteed Delivery are available at the following website: http://www.gbsc-usa.com/vodafone/.

The following table sets forth certain terms of the Offers:

Title of Security	CUSIP / ISIN	Outstanding Principal Amount	U.S. Treasury Reference Security	Bloomberg Reference Page(1)	Fixed Spread (basis points)
4.375% Notes due 2021 (“2021 Notes”)	92857WAV2 / US92857WAV28	$500,000,000	UST 2.375% due March 15, 2021	FIT4	20
2.50% Notes due 2022 (“2022 Notes”)	92857WAZ3 / US92857WAZ32	$1,000,000,000	UST 2.125% due May 15, 2022	FIT1	60
2.950% Notes due 2023 (“2023 Notes”)	92857WBC3 / US92857WBC38	$1,600,000,000	UST 2.000% due May 31, 2024	FIT1	70

(1)         The page on Bloomberg from which the Dealer Managers will quote the bid-side prices of the Reference U.S. Treasury Security.

Purpose of the Offers

The purpose of the Offers is to extend the Company’s debt maturity profile in an efficient manner. The Offers are also being made as part of the Company’s liability management and to provide liquidity to those holders whose Notes are accepted in the Offers.

Consideration

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders who validly tender and whose Notes are accepted for purchase by the Company, will receive the applicable Consideration for each $1,000 principal amount of such Notes, which will be payable in cash.

The applicable Consideration will be calculated at 11:00 a.m., Eastern time, on June 18, 2019 (the “Price Determination Date”). The Consideration for each series of Notes will be determined in accordance with standard market practice, as described below, using the applicable Offer Yield, which will be equal to the sum of:

(i)   the Reference Yield, as calculated by the Dealer Managers in accordance with standard market practice, that corresponds to the bid-side price of the Reference Treasury Security specified in the table above for such series of Notes appearing at the Price Determination Date on the Bloomberg Reference Page specified in the table above for such series of Notes (or any other recognized quotation source selected by the Company in consultation with the Dealer Managers if such quotation report is not available or manifestly erroneous), plus

(ii)  the Fixed Spread specified in the table above for such series of Notes.

Accordingly, the Consideration payable by the Company for each $1,000 principal amount of each series of Notes accepted by us will equal:

(i)   the present value on the Settlement Date of $1,000 principal amount of such Notes due on the maturity date of such Notes and all scheduled interest payments on such principal amount of Notes to be made from (but excluding) the Settlement Date up to and including such maturity date, discounted to the Settlement Date in accordance with standard market practice as described by the formula set forth in Annex A to the Offer to Purchase, at a discount rate equal to the applicable Offer Yield, minus

(ii)  the applicable Accrued Interest per $1,000 principal amount of such Notes;

such total amount being rounded to the nearest cent per $1,000 principal amount of such Notes.

All Notes accepted in the Offers will be cancelled and retired by the Company.

Accrued Interest

In addition to the applicable Consideration, Holders whose Notes are accepted for purchase will be paid the applicable Accrued Interest. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.

Redemption of Untendered 2021 Notes

Concurrently with the launch of the Offers, the Company is issuing a notice of redemption in respect of any 2021 Notes not purchased by the Company in the Offers, at a price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued and unpaid interest to the date of redemption, if any, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the sum of (i) the adjusted treasury rate (as defined in the prospectus supplement dated March 9, 2011 relating to the 2021 Notes) plus (ii) 20 basis points, plus accrued and unpaid interest, if any, to the redemption date.

Financing Condition

On the date of the Offer to Purchase, the Company announced a proposed offering of new senior debt securities (the “Proposed Financing”). The Company expects proceeds from the Proposed Financing, along with cash on hand, if necessary, to provide the total amount of funds required to purchase the Notes validly tendered and accepted pursuant to the Offers and to pay all related fees and expenses in connection with the Offers. The consummation of the Offers and the Company’s obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to the Offers are subject to, amongst other things, the satisfaction of or waiver of the Financing Condition, being the successful completion by the Company of the Proposed Financing.

Offers Period and Results

The Offers commenced today, June 12, 2019 and will end at 5:00 p.m., Eastern time, on June 18, 2019, unless extended or earlier terminated by the Company in its sole discretion, subject to applicable law.

The relevant deadline set by any intermediary or DTC for the submission of Tender Instructions will be earlier than this deadline.

The results of the Offers are expected to be announced on June 19, 2019. The acceptance of Notes for purchase is conditional on the satisfaction of the conditions of the Offers as provided in the Offer to Purchase. In respect of accepted Notes that are delivered at or prior to the Expiration Time, the Company expects the Settlement Date to occur on the second business day after the Expiration Time, June 20, 2019. In respect of accepted Notes that are delivered pursuant to the guaranteed delivery procedures described below, the Company expects the Guaranteed Delivery Settlement Date to occur on the business day after the Notice of Guaranteed Delivery Date, June 21, 2019.

The Company has retained Merrill Lynch International, Morgan Stanley & Co.  LLC, RBC Capital Markets, LLC and UBS AG London Branch as Dealer Managers and Global Bondholder Services Corporation as Information and Tender Agent (the “Information and Tender Agent”) for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to Global Bondholder Services at +1 (866) 470-3800 (toll free), +1 (212) 430-3774 (collect) or by email to contact@gbsc-usa.com. Questions regarding the Offers may be directed to Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44-20-7996-5420 (in London) or by email to dg.lm_emea@baml.com,  to Morgan Stanley & Co.  LLC at +1 (212) 761-1057 (collect), +1 (800) 624-1808 (toll free) or by email to liabilitymanagement@morganstanley.com, to RBC Capital Markets, LLC at +1 (877) 381-2099 (toll free) or +1 (212) 618-7843 or by email to liability.management@rbccm.com and to UBS AG London Branch, at +44 20 7568 1121 (Europe), +1 888 719 4210 (toll free), +1 203 719 4210 or by email to ol-liabilitymanagement-eu@ubs.com.

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

The distribution of announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

Offer and Distribution Restrictions

Italy

None of the Offer, this announcement, the Offer to Purchase or any other document or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the

“Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offer.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Offer to Purchase nor any other document or material relating to the Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, with the exception of individuals, within the meaning ascribed to them in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, and applicable regulations thereunder, are eligible to participate in the Offer. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services et marchés financiers) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and  any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.